SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)

Hycroft Mining Holding Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

44862P109

(CUSIP Number)

Jason Mudrick Mudrick Capital Management, L.P. 527 Madison Avenue, 6th Floor New York, New York 10022 (646) 747-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAME OF REPORTING PERSONS Jason Mudrick
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 17,828,860*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 17,828,860*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,828,860*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%**
(14)	TYPE OF REPORTING PERSON IN

*         Reflects beneficial ownership as the sole member of each of Mudrick Capital GP, the general partner of Mudrick Capital; Mudrick Drawdown Fund GP, the general partner of Mudrick Drawdown Fund; Mudrick Drawdown Fund II GP, the general partner of Mudrick Drawdown Fund II and Mudrick Drawdown Fund II SC; and Mudrick GP, the general partner of Mudrick Opportunity Fund.

**       The calculation is based on 206,224,351 shares of HYMC Common Stock (as defined herein) outstanding, which includes (i) 199,770,599 shares of HYMC Common Stock outstanding as of October 31, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 1, 2022 (the “Outstanding HYMC Shares”), and (ii) 6,453,752 shares issuable upon the exercise of warrants in the aggregate directly held by certain of the Mudrick Funds.

(1)	NAME OF REPORTING PERSONS Mudrick Capital Management, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 17,828,860*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 17,828,860*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,828,860*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%**
(14)	TYPE OF REPORTING PERSON IA

*         Reflects beneficial ownership as the investment manager of the Mudrick Funds.

**       The calculation is based on 206,224,351 shares of HYMC Common Stock (as defined herein) outstanding, which includes the (i) Outstanding HYMC Shares, and (ii) 6,453,752 shares issuable upon the exercise of warrants in the aggregate directly held by certain of the Mudrick Funds.

(1)	NAME OF REPORTING PERSONS Mudrick Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 17,828,860*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 17,828,860*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,828,860*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%**
(14)	TYPE OF REPORTING PERSON OO

*         Reflects beneficial ownership as the general partner of Mudrick Capital (as defined herein).

**       The calculation is based on 206,224,351 shares of HYMC Common Stock (as defined herein) outstanding, which includes the (i) Outstanding HYMC Shares, and (ii) 6,453,752 shares issuable upon the exercise of warrants in the aggregate directly held by certain of the Mudrick Funds.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Fund Global, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 7,288,968*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 7,288,968*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,288,968*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%**
(14)	TYPE OF REPORTING PERSON PN

*         Reflects (i) 5,309,923 shares of HYMC Common Stock and (ii) shares of HYMC Common Stock issuable upon the exercise of 1,979,045 warrants.

**       The calculation is based on 201,749,644 shares of HYMC Common Stock outstanding, which includes the (1) Outstanding HYMC Shares, and (ii) 1,979,045 shares issuable upon the exercise of warrants directly held by Mudrick Opportunity Fund.

(1)	NAME OF REPORTING PERSONS Mudrick GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 7,288,968*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 7,288,968*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,288,968*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%**
(14)	TYPE OF REPORTING PERSON OO

*          Reflects beneficial ownership as the general partner of Mudrick Opportunity Fund.

**       The calculation is based on 201,749,644 shares of HYMC Common Stock outstanding, which includes the (1) Outstanding HYMC Shares, and (ii) 1,979,045 shares issuable upon the exercise of warrants directly held by Mudrick Opportunity Fund.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,909,148*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,909,148*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,909,148*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%**
(14)	TYPE OF REPORTING PERSON PN

*         Reflects (i) 1,366,534 shares of HYMC Common Stock and (ii) shares of HYMC Common Stock issuable upon the exercise of 542,614 warrants.

**       The calculation is based on 200,313,213 shares of HYMC Common Stock outstanding, which includes the (i) Outstanding HYMC Shares, and (ii) 542,614 shares issuable upon the exercise of warrants directly held by Mudrick Drawdown Fund.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,909,148*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,909,148*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,909,148*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%**
(14)	TYPE OF REPORTING PERSON OO

*         Reflects beneficial ownership as the general partner of Mudrick Drawdown Fund.

**       The calculation is based on 200,313,213 shares of HYMC Common Stock outstanding, which includes the (i) Outstanding HYMC Shares, and (ii) 542,614 shares issuable upon the exercise of warrants directly held by Mudrick Drawdown Fund.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund II, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,419,098*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,419,098*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,419,098*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%**
(14)	TYPE OF REPORTING PERSON PN

*         Reflects shares of HYMC Common Stock issuable upon the exercise of 1,419,098 warrants.

**       The calculation is based on 201,189,697 shares of HYMC Common Stock outstanding, which includes the (i) Outstanding HYMC Shares, and (ii) 1,419,098 shares issuable upon the exercise of warrants directly held by Mudrick Drawdown Fund II.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 555,921*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 555,921*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 555,921*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%**
(14)	TYPE OF REPORTING PERSON PN

*         Reflects shares of HYMC Common Stock issuable upon the exercise of 555,921 warrants.

**       The calculation is based on 200,326,520 shares of HYMC Common Stock outstanding, which includes the (i) Outstanding HYMC Shares, and (ii) 555,921 shares issuable upon the exercise of warrants held by Mudrick Drawdown Fund II SC.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund II GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,975,019*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,975,019*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,975,019*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%**
(14)	TYPE OF REPORTING PERSON OO

*         Reflects beneficial ownership as the general partner of Mudrick Drawdown Fund II and Mudrick Drawdown Fund II SC.

**       The calculation is based on 201,745,618 shares of HYMC Common Stock outstanding, which includes the (i) Outstanding HYMC Shares, and (ii) 1,975,019 shares issuable upon the exercise of warrants directly held by Mudrick Drawdown Fund II and Mudrick Drawdown Fund II SC.

This Amendment No. 10 (“Amendment No. 10”) amends and supplements the statement on Schedule 13D (as amended from time to time, the “Schedule 13D”) originally filed by the Reporting Persons on June 8, 2020, as amended by amendment No. 1 (“Amendment No. 1”) to Schedule 13D filed by the Reporting Persons on June 1, 2021, amendment No. 2 (“Amendment No. 2”) to Schedule 13D filed by the Reporting Persons on June 10, 2021, amendment No. 3 (“Amendment No. 3”) to Schedule 13D filed by the Reporting Persons on November 12, 2021, amendment No. 4 (“Amendment No. 4”) to Schedule 13D filed by the Reporting Persons on March 17, 2022, amendment No. 5 (“Amendment No. 5”) to Schedule 13D filed by the Reporting Persons on December 2, 2022, amendment No. 6 (“Amendment No. 6”) to Schedule 13D filed by the Reporting Persons on December 9, 2022, amendment No. 7 (“Amendment No. 7”) to Schedule 13D filed by the Reporting Persons on January 20, 2023, amendment No. 8 (“Amendment No. 8”) to Schedule 13D filed by the Reporting Persons on February 2, 2023, and amendment No. 9 (“Amendment No. 9”) to Schedule 13D filed by the Reporting Persons on February 7, 2023, and relates to the shares of Class A common stock, par value $0.0001 per share (the “HYMC Common Stock”), of Hycroft Mining Holding Corporation, a Delaware corporation (formerly known as Mudrick Capital Acquisition Corporation, the “Company” or “HYMC” or, prior to the business combination as described in the Schedule 13D, “MUDS”). Except as specifically provided herein, this Amendment No. 10 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 10 shall have the meaning assigned to such term in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Since February 7, 2023 and through and including February 22, 2023, the Reporting Persons sold, in the aggregate, 2,271,569 shares of HYMC Common Stock and 64,121 warrants exercisable into 64,121 shares of HYMC Common Stock, as detailed in Annex A to this Amendment No. 10, which is incorporated herein by reference.

Item 5. Interest in Securities of the Company.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

The responses set forth on rows 7 through 13 of the cover pages of this Amendment No. 10 are incorporated by reference in this Item 5. The beneficial ownership information that follows is as of February 22, 2023, after giving effect to the transactions reported in this Amendment No. 10, assuming that the warrants beneficially owned by the Reporting Persons, are exercisable or converted, as applicable, as of such date.

(a) The Reporting Persons may be deemed to beneficially own an aggregate of 17,828,860 shares of HYMC Common Stock, including 6,453,752 shares of HYMC Common Stock issuable upon the exercise of warrants, which constitutes approximately 8.6% of the outstanding shares of HYMC Common Stock, calculated in accordance with Rule 13d-3 under the Act (based on 206,224,351 shares of HYMC Common Stock outstanding, which includes (i) 199,770,599 shares of HYMC Common Stock outstanding as of October 31, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 1, 2022 (the “Outstanding HYMC Shares”), and (ii) 6,453,752 shares issuable upon the exercise of warrants directly held collectively by certain of the Mudrick Funds as described herein). The filing of this Amendment No. 10 shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

Mudrick Opportunity Fund and Mudrick GP may be deemed to beneficially own 5,309,923 shares of HYMC Common Stock and 1,979,045 shares of HYMC Common Stock issuable upon the exercise of 1,979,045 warrants, which represents approximately 3.6% of the outstanding shares of HYMC Common Stock (based on 201,749,644 shares of HYMC Common Stock outstanding, which includes the (i) Outstanding HYMC Shares, and (ii) 1,979,045 shares issuable upon the exercise of warrants directly held by Mudrick Opportunity Fund).

Mudrick Drawdown Fund and Mudrick Drawdown Fund GP may be deemed to beneficially own 1,366,534 shares of HYMC Common Stock and 542,614 shares of HYMC Common Stock issuable upon the exercise of 542,614 warrants, which represents approximately 1.0% of the outstanding shares of HYMC Common Stock (based on 200,313,213 shares of HYMC Common Stock outstanding, which includes the (i) Outstanding HYMC Shares, and (ii) 542,614 shares issuable upon the exercise of warrants directly held by Mudrick Drawdown Fund).

Mudrick Drawdown Fund II may be deemed to beneficially own 1,419,098 shares of HYMC Common Stock issuable upon the exercise of 1,419,098 warrants, which represents approximately 0.7% of the outstanding shares of HYMC Common Stock (based on 201,189,697 shares of HYMC Common Stock outstanding, which includes the (i) Outstanding HYMC Shares, and (ii) 1,419,098 issuable under upon the exercise of warrants directly held by Mudrick Drawdown Fund II).

Mudrick Drawdown Fund II SC may be deemed to beneficially own 555,921 shares of HYMC Common Stock issuable upon the exercise of 555,921 warrants, which represents approximately 0.3% of the outstanding shares of HYMC Common Stock (based on 200,326,520 shares of HYMC Common Stock outstanding, which includes the (i) Outstanding HYMC Shares, and (ii) 555,921 shares issuable upon the exercise of warrants directly held by Mudrick Drawdown Fund II SC).

Mudrick Drawdown Fund II GP may be deemed to beneficially own 1,975,019 shares of HYMC Common Stock issuable upon the exercise of 1,975,019 warrants, which represents approximately 1.0% of the outstanding shares of HYMC Common Stock (based on 201,745,618 shares of HYMC Common Stock outstanding, which includes the (i) Outstanding HYMC Shares, and (ii) 1,975,019 shares issuable upon the exercise of warrants directly held by Mudrick Drawdown Fund II and Mudrick Drawdown Fund II SC).

Each of Mr. Mudrick, Mudrick Capital and Mudrick Capital GP may be deemed to beneficially own an aggregate of 11,375,108 shares of HYMC Common Stock and 6,453,752 shares issuable upon the exercise of warrants, which constitutes approximately 8.6% of the outstanding shares of HYMC Common Stock (based on 206,224,351 shares of HYMC Common Stock outstanding, which includes (i) Outstanding HYMC Shares, and (ii) 6,453,752 shares issuable upon the exercise of warrants held collectively by certain of the Mudrick Funds as described herein).

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act. The filing of this Amendment No. 10 shall not be construed as an admission that the Reporting Persons beneficially own those securities held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of shares of HYMC Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows 7 through 10 of the cover pages hereof.

(c) Since February 7, 2023 and through and including February 22, 2023, the Reporting Persons effected transactions in HYMC Common Stock and warrants as detailed in Annex A to this Amendment No. 10, which is incorporated herein by reference.

(d) Under certain circumstances, partners, members or shareholders of the Reporting Persons, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities owned by such Reporting Person.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2023

JASON MUDRICK

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick

MUDRICK CAPITAL MANAGEMENT, L.P.

By: Mudrick Capital Management, LLC its general partner
By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK CAPITAL MANAGEMENT, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY FUND GLOBAL, L.P.

By: Mudrick GP, LLC, its general partner
By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick Distressed Opportunity Drawdown Fund, L.P.

By: Mudrick Distressed Opportunity Drawdown Fund GP, LLC, its general partner
By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick Distressed Opportunity Drawdown Fund GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick Distressed Opportunity Drawdown Fund II, L.P.

By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner
By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick Distressed Opportunity Drawdown Fund II GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.

By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner
By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Annex A

Transactions

The following table sets forth all transactions by the Reporting Persons in HYMC Common Stock and warrants since February 7, 2023 and through and including February 22, 2023.

Reporting Person	Date of Transaction	Securities Sold	Number of Securities Sold	Price Per Share / Warrant (as applicable)*	Price Range (inclusive)*
Mudrick Opportunity Fund	2/7/2023	HYMC Common Stock	186,721	$0.5294	$0.514 to $0.5413
Mudrick Drawdown Fund	2/7/2023	HYMC Common Stock	48,054	$0.5294	$0.514 to $0.5413
Mudrick Capital†	2/7/2023	HYMC Common Stock	165,225	$0.5294	$0.514 to $0.5413
Mudrick Opportunity Fund	2/8/2023	HYMC Common Stock	94,154	$0.5002	$0.5 to $0.5207
Mudrick Drawdown Fund	2/8/2023	HYMC Common Stock	24,231	$0.5002	$0.5 to $0.5207
Mudrick Capital†	2/8/2023	HYMC Common Stock	83,315	$0.5002	$0.5 to $0.5207
Mudrick Opportunity Fund	2/9/2023	HYMC Common Stock	2,847	$0.5102	$0.51 to $0.5133
Mudrick Drawdown Fund	2/9/2023	HYMC Common Stock	733	$0.5102	$0.51 to $0.5133
Mudrick Capital†	2/9/2023	HYMC Common Stock	2,520	$0.5102	$0.51 to $0.5133
Mudrick Opportunity Fund	2/10/2023	HYMC Common Stock	62,716	$0.4863	$0.48 to $0.5
Mudrick Drawdown Fund	2/10/2023	HYMC Common Stock	16,140	$0.4863	$0.48 to $0.5
Mudrick Capital†	2/10/2023	HYMC Common Stock	55,496	$0.4863	$0.48 to $0.5
Mudrick Opportunity Fund	2/13/2023	HYMC Common Stock	79,950	$0.4861	$0.48 to $0.499
Mudrick Drawdown Fund	2/13/2023	HYMC Common Stock	20,575	$0.4861	$0.48 to $0.499
Mudrick Capital†	2/13/2023	HYMC Common Stock	70,746	$0.4861	$0.48 to $0.499
Mudrick Opportunity Fund	2/14/2023	HYMC Common Stock	75,428	$0.4893	$0.48 to $0.5
Mudrick Drawdown Fund	2/14/2023	HYMC Common Stock	19,412	$0.4893	$0.48 to $0.5
Mudrick Capital†	2/14/2023	HYMC Common Stock	66,744	$0.4893	$0.48 to $0.5
Mudrick Opportunity Fund	2/15/2023	HYMC Common Stock	172,717	$0.5011	$0.48 to $0.5378
Mudrick Drawdown Fund	2/15/2023	HYMC Common Stock	44,449	$0.5011	$0.48 to $0.5378
Mudrick Capital†	2/15/2023	HYMC Common Stock	152,834	$0.5011	$0.48 to $0.5378
Mudrick Opportunity Fund	2/16/2023	HYMC Common Stock	128,370	$0.4964	$0.49 to $0.52
Mudrick Drawdown Fund	2/16/2023	HYMC Common Stock	33,037	$0.4964	$0.49 to $0.52
Mudrick Capital†	2/16/2023	HYMC Common Stock	113,593	$0.4964	$0.49 to $0.52
Mudrick Opportunity Fund	2/17/2023	HYMC Common Stock	50,069	$0.4964	$0.478 to $0.4899
Mudrick Drawdown Fund	2/17/2023	HYMC Common Stock	12,886	$0.4964	$0.478 to $0.4899
Mudrick Capital†	2/17/2023	HYMC Common Stock	44,305	$0.4964	$0.478 to $0.4899
Mudrick Opportunity Fund	2/17/2023	Warrants	200	$0.073	$0.0721 to $0.0767
Mudrick Drawdown Fund II	2/17/2023	Warrants	467	$0.073	$0.0721 to $0.0767
Mudrick Drawdown Fund II SC	2/17/2023	Warrants	193	$0.073	$0.0721 to $0.0767
Mudrick Capital†	2/17/2023	Warrants	140	$0.073	$0.0721 to $0.0767
Mudrick Opportunity Fund	2/21/2023	HYMC Common Stock	107,646	$0.4337	$0.43 to $0.475
Mudrick Drawdown Fund	2/21/2023	HYMC Common Stock	27,703	$0.4337	$0.43 to $0.475
Mudrick Capital†	2/21/2023	HYMC Common Stock	95,253	$0.4337	$0.43 to $0.475
Mudrick Opportunity Fund	2/21/2023	Warrants	8,833	$0.0678	$0.06 to $0.07
Mudrick Drawdown Fund II	2/21/2023	Warrants	20,622	$0.0678	$0.06 to $0.07
Mudrick Drawdown Fund II SC	2/21/2023	Warrants	8,534	$0.0678	$0.06 to $0.07
Mudrick Capital†	2/21/2023	Warrants	6,204	$0.0678	$0.06 to $0.07
Mudrick Opportunity Fund	2/22/2023	HYMC Common Stock	99,755	$0.4283	$0.42 to $0.4352
Mudrick Drawdown Fund	2/22/2023	HYMC Common Stock	25,673	$0.4283	$0.42 to $0.4352
Mudrick Capital†	2/22/2023	HYMC Common Stock	88,272	$0.4283	$0.42 to $0.4352
Mudrick Opportunity Fund	2/22/2023	Warrants	3,783	$0.0615	$0.06 to $0.07
Mudrick Drawdown Fund II	2/22/2023	Warrants	8,832	$0.0615	$0.06 to $0.07
Mudrick Drawdown Fund II SC	2/22/2023	Warrants	3,655	$0.0615	$0.06 to $0.07
Mudrick Capital†	2/22/2023	Warrants	2,658	$0.0615	$0.06 to $0.07

* The number of securities reported represents an aggregate number of shares executed by a broker-dealer in multiple open market transactions over a range of prices. The price per share reported represents the weighted average price (without regard to brokerage commissions). The applicable Reporting Person undertakes to provide the staff of the SEC upon request, the number of shares executed by such Reporting Person at each separate price within the range.

† On behalf of Managed Accounts.